Stone Ridge Trust II
405 Lexington Avenue, 55th Floor
New York, New York 10174

VIA EDGAR

October 28, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:      James E. O’Connor, Attorney/Advisor
Division of Investment Management

Re:           Stone Ridge Trust II (the “Trust”)
 Pre-Effective Amendment No. 3 to Registration Statement on Form N-2
 (File Nos. 333-190021 and 811-22870)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that the staff of the Division of Investment Management accelerate the effective date of Pre-Effective Amendment No. 3 to the Trust’s 1933 Act Registration Statement on Form N-2, as amended, to October 30, 2013, or as soon thereafter as possible.

In connection with such request the Trust acknowledges that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Furthermore, the Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

STONE RIDGE TRUST II

By: /s/ Jane Korach
Name: Jane Korach
Title: Secretary

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

October 28, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Mr. James E. O’Connor

Re:	Stone Ridge Trust II (the “Trust”) – Registration Statement on Form N-2
(File Nos. 333-190021 and 811-22870) (the “Registration Statement”).

Dear Mr. O’Connor,

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-2, as amended, be accelerated to October 30, 2013, or as soon thereafter as possible.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By: /s/ James R. Schoenike

Name:  James R. Schoenike

Title: President